Mail Stop 6010

December 1, 2006

Henry F. Blissenbach
Chairman and Interim Chief Executive Officer
Ligand Pharmaceuticals Incorporated
10275 Science Center Drive
San Diego, CA 92121

       Re: **Ligand Pharmaceuticals Incorporated**
            Schedule 14A
            Filed November 6, 2006
            File No. 1-33093

Dear Mr. Blissenbach:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

General

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples only and not intended as exhaustive lists. If our comments are applicable to portions of your filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

2. In addition, please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the Company through personal interview, telephone, or telegram, and all other soliciting material to Ligand shareholders. See Rules 14a-6(b) and (c) of the Exchange Act of 1934.

3. We note the statements in your document that you incorporate by reference financial statements from your Form 10-K for the year ended December 31, 2005 and Form 10-Q for the quarter ended June 30, 2006 on page 51 of your document. It appears you are not S-3 eligible because you were late in filing your Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. Therefore, it appears that you should provide financial statements in your proxy statement or mail copies of your filings containing those financial statements simultaneously with the proxy statement. You should also update the financial statements.

4. Supplementally, please furnish us with copies of the schedules to the asset purchase agreement and any "board book" or other similar materials UBS furnished to board members in connection with this transaction. We may have further comments after we review this material.

5. Please include the information required by Item 1(c) of Schedule 14A and Exchange Act Rule 14a-5(e).

6. Please update the financial statements and pro forma financial information in the Proxy as required by Rule 3-12 of Regulation S-X.

Summary Term Sheet, page 1

7. Your summary term sheet and question and answer sections repeat much of the same information. You should either eliminate one of these sections and ensure that all of the information disclosed in each of the sections is stated once, in the remaining section in that section's format, or keep both formats and eliminate repetition. For example, we note that in the first eight pages of your document, you state at least two or more times the location and time of the special meeting, how the board recommends that stockholders vote, the vote required, whether or not there are dissenters' rights, etc. While we recognize that you will disclose or allude to information differently in different contexts more than once in the document, unnecessary repetition should be eliminated. Please note, we are not asking that you eliminate or abbreviate the actual information that you disclose, but rather that you revise the document so that the same or nearly similar information is not repeated in both of these sections.

Other Agreements…, page 3

8. It appears that none of these agreements or transactions are conditions to closing the asset sale or any of the other proposals upon which stockholders are being asked to vote. If this is true, so state.

Interests of Ligand's Directors and Executive Officers in the Asset Sale, page 4

9. Please expand this subsection to describe your plans to declare a substantial cash dividend if the asset sale is complete and to explain that option holders only and not stockholders stand to benefit financially from the payment of the dividend if the proposal to amend the option plan passes and you in fact amend the options. You should state that option holders will be entitled to a greater portion of the aggregate amount of the dividend paid if the proposal passes and that stockholders will receive smaller dividends for each share they own if the proposal passes. You should also note that your directors and executive officers own options to purchase significant numbers of shares and that if the option plan proposal passes, it will benefit those persons significantly. We note that you may want to combine this disclosure with that on page 9 of the Q&A, pursuant to our prior comment regarding eliminating repetition. We believe clear and direct disclosure concerning this issue is paramount to helping stockholders make a fully informed voting decision and may have further comments upon reviewing your response.

Regulatory Matters, page 4

10. Please explain what the HSR Act stands for.

Questions and Answers, page 6

11. In the question regarding which proposals stockholders will vote on, the last bullet indicates that they will vote on a proposal to transact other business which properly comes before the meeting. This does not appear to be the case. We note the proxy card and rest of your proxy statement do not appear to contemplate this. Please revise.

Cautionary Statement Concerning Forward-Looking Information, page 10

12. You state that shareholders should consider the "risks, uncertainties and factors set forth in our reports and documents filed with the Securities and Exchange Commission, or the SEC (which reports should be read in conjunction with this proxy statement)." It does not appear that you can incorporate information in risk factors from any SEC filings except those you furnish to shareholders along with the proxy statement because as we noted above it does not appear you are S-3 eligible. Therefore, you should revise this statement accordingly.

Proposal One: The Asset Sale, page 14

13. Provide us supplementally with copies of all financial forecasts and projections used by the Ligand's Board and its financial advisors in the acquisition negotiations that were not filed with the proxy statement or otherwise filed with the Commission. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

14. Please identify all parties present at each of the meetings described, including board members, executive officers, legal counsel and financial advisors. If any board member was not present at the meeting, please so indicate.

Background of the Asset Sale, page 14

15. You indicate in the second full paragraph of this section that one of your largest shareholders began urging your board of directors and management to take a number of actions, including the evaluation of strategic options in late September 2005. Please identify this shareholder. Please also clarify what specific strategic options this shareholder asked the board and management to consider.

16. You indicate in the third full paragraph that at the October 31st meeting, your board discussed with management and the financial advisor various business and strategic alternatives. Please note that broad generalizations about topics covered during meetings are not sufficient. Instead, your disclosure should provide particular insights and perspectives provided to Ligand's representatives by the financial advisor. Please revise to identify the specific strategic alternatives and the nature of these discussions.

17. In the fifth full paragraph you indicate that your board along with your financial advisor considered the sale of the entire company, the sale or divesture of your separate assets, including your rights in AVINZA, the establishment of a royalty trust, and a combination of a sale of the company as a whole or selected commercial assets with the establishment of a royalty trust. Please explain why the company ruled out these alternatives in favor of selling all of your rights in the AVINA drug. Please be as detailed as possible in your discussion.

18. You provide in the second full paragraph on page 15 the payment obligations you have with Organon USA, Inc. in connection with the termination of the AVINZA co-promotion agreement. On page 2 under the subheading termed "The Asset Sale," you indicate that King and King R&D pursuant to the asset purchase agreement will assume your existing co-promote termination obligations to make payments to Organon based on net sales of AVINZA. In your disclosure please

explain if that royalty payment was part of your January 17, 2006 termination agreement with Organon or another agreement you had with Organon.

19. You indicate that on or about February 16, 2006 Ligand's representatives contacted King and the other interested parties. Please specify how many other parties Ligand's representatives contacted and the results of these inquiries.

20. You indicate that from February 16th to mid-April 2006 your management made presentations to three interested parties, including King. Please indicate whether the other parties where Company A and Company B or some other third parties.

21. Please disclose the reasons cited, if any, that Company A and Company B indicated that they would not be submitting a second round of non-binding indications of interest.

22. You indicate in the last paragraph on page 15 that King's indication of interest reflected a significant decrease in the purchase price from the price reflected in King's initial indication of interest as a result of due diligence conducted by King. Please disclose the purchase terms in the initial indication of interest and the subsequent indication of interest letter. Please also describe the particular due diligence finding that caused King to offer a significantly lower purchase price.

23. Additionally, in light of King's significant decrease in purchase price, please explain why the board in its April 28th meeting still determined to continue pursuing a potential transaction with King.

24. You indicate that on June 6th King submitted even a lower purchase price than the price offered in an April 24th indication of interest. Please cite the reason that King lowered its purchase price. Also, discuss any other alternatives the board discussed at that meeting.

25. Please elaborate on the specific reasons the board determined to suspend negotiations with King at its June 8th meeting. Please also expand your discussion to specify what strategic options the board was considering at that time.

26. Please expand the discussion to describe the contingency options that Ligand was considering should it be unable to divest the AVINZA assets prior to the Organon termination date.

27. You indicate that between early and mid-July 2006, Ligand's management made presentations to each of Company A and Company B similar to presentations made to other interested parties. Please describe the general contents of the presentation.

28. Please indicate what percentage of Ligand's equity securities that Jason Aryeh held in July 2005. Please also indicate if Ligand's board, management or financial advisor knew about Mr. Aryeh's separate discussions with representatives of King regarding the sale of all or individual assets of Ligand. Additionally, to the extent that Ligand's representatives had any discussions with Mr. Aryeh regarding his separate discussions with King's representatives, please describe the approximate dates and contents of those discussions. Also, supplementally, tell us whether or not Mr. Aryeh received any consideration or other remuneration for any of the activity described in this section, and disclose that he became a board member in October 2006, state why he came to be a board member and disclose any remuneration or compensation he received upon becoming a board member.

29. Please disclose the reasons why David E. Robinson offered his resignation following the July 27th meeting.

30. You indicate that Mr. Aryeh was authorized to help facilitate a possible transaction with King at the July 31st meeting and that he subsequently entered into a confidentiality agreement with Ligand. Please describe Mr. Aryeh's interests in facilitating a possible transaction, if any.

31. You indicate that Ligand's representatives considered at the August 2nd meeting, Company A and Company B's indications of interest as well as certain publicly available information relating to each of the companies. Please specify what type of publicly available information you considered for each of these companies.

32. Please describe what about Ligand's then current inventory levels concerned King. In the subsequent paragraph on page 18 you indicate that meetings from August 7th to August 9th were held to discuss King's open diligence issues. Please expand your discussion to include what these issues involved. Also, where you describe the provision of the asset purchase agreement regarding this provision, provide more detail regarding the relevant inventory thresholds and adjustments.

33. You indicate that at the August 10th meeting various potential solutions to address King's concerns about Ligand, including the proposal that involved a possible contract sales agreement with King, pursuant to which King's sales force would promote the AVINZA product for a specified of time prior to closing of the sale of the AVINZA asset. Please disclose the general contents of the other potential solutions discussed at the meeting.

34. With respect to your discussions of the meetings that occurred between August 15th through August 25nd, please also disclose the cash payment that was offered by King during the negotiation process during those times.

35. You indicate that Mr. Perry urged King to raise the cash component of its bid on September 4, 2006. Please indicate what the proposed cash offer was at that time prior to Mr. Perry's urging to King.

36. You indicate that the strategic alternatives committee reviewed Company A's final best offer on September 5, 2006. If Company A's final best offer was the offer described at the meeting held on August 30, 2006, please revise your disclosure to indicate so. If not, please revise your discussions to provide Company A's final best offer as discussed at the September 5th meeting.

37. Please disclose the differences in the two offers the board considered. We note the board considered the different royalty payment structures, etc.

38. Please better describe how Ligand's existing net operating losses on the potential after-tax value to be received by Ligand would be impacted by King and Company A's respective offers. Please also explain why a transaction with King had the increased assurance of a closing over a transaction with Company A.

Reasons for the Asset Sale, page 21

39. You indicate that the solicitation and bid process undertaken by Ligand was a material factor considered by the board in evaluating the asset sale to King. Please elaborate what specifically about the solicitation and bid process you are referring to.

40. In the fifth bullet, you mention the various projections and other assumptions regarding AVINZA. Supplementally, please furnish us with the materials the board considered which contained or were based, in whole or in part, upon these projections.

Opinion of Our Financial Advisor, page 23

41. Please disclose in the second full paragraph on page 23 that all material information in UBS's written opinion are disclosed in the discussion.

42. Please revise to disclose that UBS has consented to the use of its fairness opinion.

Selected Companies Analysis, page 25
Selected Transactions Analysis, page 26

43. Please disclose the criteria the firms used to determine the six companies they analyzed in these analyses. If there were companies/transactions that met the

criteria but were excluded from the analyses, please disclose this information and explain why they were not included in the analyses.

44. Please provide the enterprise value and transaction value for each of the companies and transactions you have in the sections entitled "Selected Companies Analysis" and "Selected Transactions Analysis." Also, disclose the multiples for each of the respective comparable companies and selected transactions considered.

45. Additionally, to the extent UBS made assumptions in evaluating the selected companies analysis and selected transactions analysis, please disclose those assumptions.

Discounted Cash Flow Analysis, page 26

46. Please disclose any adjustments made by UBS to the projections given by Ligand's management as to the potential future performance of the AVINZA business line.

47. Please indicate how UBS determined to use the discount rates ranging from 11.5% to 15.5%.

48. Please disclose the assumed discount rate for terminal value and assumed perpetual growth rate.

Miscellaneous, page 27

49. You indicate that UBS is entitled to approximately $4.5 million, a portion of which was payable in connection with delivery of UBS' opinion and a significant portion of which is contingent upon completion of the transaction. Here and in the Summary, disclose specifically what portions of UBS' fee have been or will be paid in connection with its transaction advice.

Proceeds from the Asset Sale, page 27

50. When does the board expect to determine if and when to declare the special dividend from the proceeds of the asset sale and approximately how much of the proceeds would be distributed, if any? Please also state the reasons the board is considering making this special dividend to all shareholders when it appears the company may need such funds in light of your stated proposed business goals for the future, which would include acquisitions of other new businesses.

51. You indicate that the amount of the cash dividend to your stockholders, if any, will be determined by your board after weighing the company's remaining liabilities and operational needs. Please indicate what liabilities you expect to have remaining and approximately how much you anticipate needing for the next 12 months.

Effects of the Asset Sale, page 27

52. Please indicate more specifically what business will remain after the asset sale is complete. While you state that the company plans to engage in research and collect royalties going forward, disclose briefly what businesses and immediate sources of revenue will exist immediately after the sale.

53. Additionally, you indicate that as part of your business plan, you may consider the acquisition of new businesses, among other things. Please indicate how you plan to have the funds to further such business goals. If you intend to issue equity to fund your future business goals, please also include a discussion relating to the dilutional impact such actions will have on your shareholders.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 38

54. Since it appears that you are reissuing the historical financial statements included in your Annual Report filed on Form 10-K for the year ended December 31, 2005, please restate any reissued financial statements to present the Oncology product line as discontinued operations for all periods presented.

Notes to Unaudited Pro Form Condensed Consolidated Financial Statements, 46

55. Pro forma adjustments related to the pro forma condensed income statement and balance sheet shall include adjustments which give effect to events that are factually supportable in accordance to Article 11-02(b)(6) and should not be based on judgmental estimates.

56. Please refer to Note C. Please revise your disclosure to clarify whether King is required to reimburse Ligand for its obligation to Organon. Based on your current disclosure, there appears to be some doubt as to whether this amount is factually supportable.

57. Please expand Notes F and G to disclose how you determined the amounts for accrued liabilities and estimated product returns retained by Ligand to clarify why the amounts are factually supportable. Please refer to Rule 11-02(b)(6) of Regulation S-X.

58. Please expand Note I to clarify the basis for your assumption that the subordinated notes will be fully redeemed.

59. Based on your disclosure in Note K, it appears that your estimate of the utilization of net operating loss carryforwards and tax credits is not factually supportable. Please revise to compute the tax effects of pro forma adjustments based on the statutory rate. This comment also applies to your computation of the estimated tax on the gains disclosed in Note L. Please refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

60. Please expand Note L to clarify the basis for the amounts used to calculate the estimated gains on each transaction. For example, it is not clear how the adjusted cash consideration for the AVINZA transaction reconcile to the amounts disclosed in Note A or how the amounts of "other assets and liabilities removed and created upon disposal" were determined.

61. Please revise Note M to clarify that the pro forma adjustments to remove the results of operations of AVINZA does not include certain corporate expenses incurred by Ligand on behalf of AVINZA.

62. Please refer to pro forma adjustment O. It appears that the elimination of interest expense and the related amortization of deferred debt costs attributable to the 6% convertible subordinated notes should be presented in the "Other Adjustments" column. Please revise or disclose and explain to us why the amounts are not included in the financial statements of the AVINZA product line.

Proposal Two: Amendment to Stock 2002 Stock Incentive Plan, page 76

63. In an appropriate section under this proposal two, please indicate approximately how much the Board currently anticipates paying to shareholders in the form of a cash dividend from the proceeds of the AVINZA sale and the approximate timing of the dividend. Additionally, please clarify, if true, that such cash dividends will be distributed pro rata to all shareholders.

64. Please revise your disclosure to indicate when the adjustments, if ever, to the 2002 Stock Incentive Plan will occur if the cash dividend is paid to shareholders.

65. You indicate that the adjustments to the 2002 Stock Incentive Plan will take the form of either an adjustment to each outstanding option's strike price and/or the number of shares granted under such option to equitably reflect the amount of cash distributed to stockholders as a cash dividend. Please indicate how the board will decide in what form to make the adjustments. Also, explain how these adjustments will work mechanically and what effect they will have on the amount of the dividend to be received by stockholders. You may want to provide specific hypothetical examples explaining the difference between how much stockholders would receive if a dividend is declared and (1) this proposal passes and options are adjusted; and (2) this proposal fails and options are not adjusted. You should also disclose and quantify to the extent possible in the examples the respective and aggregate benefits each of your executive officers and directors will realize if this proposal passes and you make the adjustments.

66. Please add a subsection which discloses all of the benefits directors, executive officers and other persons will and could receive if this proposal passes. See Item 5 of Schedule 14A.

67. You also indicate that you have 574,974 shares that are available for future issuance. Please indicate if you plan on amending your stock incentive plan to increase the number of shares that may be granted pursuant to it. If so, when do you expect to do so and will you be obtaining shareholder approval for such an amendment? Also, state whether or not you plan on issuing additional stock options to executive officers or directors before any dividends are issued.

Valuation, page 77

68. We note your disclosure on page 77 referring to the Nasdaq National Market. Please change this reference to the Nasdaq Global Market.

Vesting Acceleration, page 77

69. Please state whether or not closing the asset sale is expected trigger the acceleration provisions mentioned here or otherwise accelerate vesting. If it does, we would expect to see disclosure regarding the explanation and quantification of this benefit to each of your executive officers and directors in the subsection regarding interests of executives, directors and others. Likewise, you should make similar disclosure on page 87 and the interests of certain persons section regarding change of control provisions in employment agreements and similar arrangements.

*   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating
to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Song P. Brandon at (202) 551-3621, Michael Reedich, Special Counsel at (202) 551-3612 or me at (202) 551-3710 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Faye Russell
        Latham & Watkins LLP
        12636 High Bluff Drive
        Suite 400
        San Diego, CA 92130